

OFFERING MEMORANDUM

facilitated by



Jolie Rogers LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Jolie Rogers LLC
State of Organization	ME
Date of Formation	10/31/2018
Entity Type	Limited Liability Company
Street Address	67 North St Apt 2, Portland ME, 04101
Website Address	https://www.jolierogersrawbar.com/

(B) Directors and Officers of the Company

Key Person		Andrew Rogers
Position with the Company		
	Title	Co-Founder
	First Year	2018
Other business experience (last three years)		**Jolie Rogers Traveling Raw Bar November 2018- Present** *Owner, Operator* **Built relationships with oyster farmers, local businesses, and wedding venues** - Developed a brand and marketing strategy from the ground up - Traveled to Tokyo and staged at Kabi for inspiration

- Navigated the world of permits, taxes, and small business accounting

- Represented my brand at several competitions, 1st place at Oysterpalooza 2019

Scales - Portland, ME   February 2020 - November 2020

Shucker

- *worked the raw bar station full time while building my own business*

- Navigated Covid-19 pandemic under skilled managers

Portland Oyster Shop by Island Creek- Portland, ME   February 2020-December2020

Shucker

- Navigated Covid-19 pandemic within a large oyster company

- Established a strong network within the Portland restaurant community

Seacoast Growers Association - NH Seacoast   2019 Season

Market Manager

- *Managed the Durham, Dover, and Exeter farmers markets*

- *Resolved conflict calmly and proactively*

- Developed and implemented a survey program to learn from both vendors and consumers

- Solved problems creatively and efficiently during markets

Jumpin' Jay's Fish Cafe - Portsmouth, NH   November 2017 –February 2020

Raw Bar, Line Cook, Prep Cook

- *Facilitated transition with a new chef demanding higher standards as she implemented a new menu*

- *Trained staff in efficient raw bar execution and station cleanliness*

- *Developed deep cleaning procedures*

- Educated front of house staff about our ingredients and the food system

Row 34 - Portsmouth, NH

May 2015 – March 2019

Raw Bar, Line Cook, Prep Cook, Busser, Baker

- *Visited two farms and read five books quenching a thirst for knowledge about our ingredients*

- *Managed the raw bar writing open/close procedures, shucking oysters, and educating guests*

- *Worked efficiently under pressure on a busy hotline*

- *Learned as many positions as possible to become a versatile team player*

Earth's Harvest - Dover, NH
May 2016 – January 2017

Administrative Assistant, Line Cook, Prep Cook, Baker

- *Performed a food cost analysis on the menu then switched suppliers to reduce costs*

- *Designed a clear and comprehensive checklist to assist in daily prep list writing*

- Created a menu cheat sheet for the line improving overall team accuracy in item to item execution

- *Honored high quality ingredients with care and attention to detail while developing farmer relationships*

- *Planned and executed two creative tasting menu style dinners*

Key Person	Ryan Jolie
Position with the Company Title First Year	 Co-Owner 2018
Other business experience (last three years)	•

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Andrew Rogers	50%
Ryan Jolie	50%

(D) The Company's Business and Business Plan

Our Mission

We are setting the (raw)bar higher with respect for our oysters and a commitment to quality. We hone our craft each and every day to elevate the New England raw bar experience to the next level.

- We do not compromise on the quality of our oysters.
- Oysters always come direct from the source, as fresh as possible.
- If the shuck isn't up to our standards, we won't sell it to you.

The Team

Andy Rogers, Oyster Sommelier

Andy has been working in hospitality since 2012, and has since earned a degree in Hospitality Management and Ecogastronomy from the University of New Hampshire. He is a competitive shucker with a personal record of 12 beautiful oysters shucked in 47 seconds. Shucking oysters is a meditation, as he is always striving for the perfect shuck. A perfect shuck means no shell in the oyster, no harm to the oyster meat, and no liquor spilled. Andy's love for the craft of shucking aside, he feels fulfilled every day getting to connect with others, as he shares both oyster knowledge and a zest for life with all those around him.

In his free time, Andy enjoys long runs in the woods, pottery, and cooking for close friends and family.

"New England is my home, and oysters are the flavor of my home." -Andy Rogers

Ryan Jolie, Owner / Kitchen Wizard

Ryan earned a culinary degree from Johnson and Wales, and has since spent 16 years working in serious kitchens. Over time, he has developed a finesse for flavor that makes everything he touches turn to delicious. No stranger to ever changing, high pressure, and often mobile environments, Ryan is ready for anything. He comes prepared, and adapts without hesitation to new problems on the fly.

This past year, Ryan has been working at an oyster farm figuring out how to bring the hyper efficiency he learned in kitchens to the realm of oyster aquaculture.

Nate Gruen, Owner / Marine Biologist

Nate spent many years in the hospitality world cooking, catering, and serving before going back to school to earn a degree in Marine Estuarine and Freshwater Biology from the University of New Hampshire. Anything technical and science based, Nate has the answers. Brimming with ideas to grow better oysters and make aquaculture even more sustainable, he is the brains responsible for developing our oyster farm.

Jolie Rogers 2021

Starting April 2021, Jolie Rogers will be operating Wednesday - Sunday primarily outside of various craft beer establishments in Portland ME.

- We are in discussion to lock down recurring weekly pop ups that will give us continuity on Wednesdays and Thursdays.

- Friday - Sunday we stay flexible, scheduling weddings and catering events where we can, and booking targeted pop ups. The mobile vendor unit will allow us to stay nimble and always be able to set up and sell even if we have nothing booked.

- We sell shucked oysters for $3 each at pop ups, and book catering events at $20 per head guaranteeing 5 oysters per guest. To expand upon these offerings, we are developing other menu items like smoked oyster escabeche, seasonal crudos, ceviches, stuffed clams, roasted oysters, and perhaps a Maine lobster item.

- In development is a line of retail cocktail sauces, mignonettes, caft vinegars, soups, and stuffed clams.

Intended Use of Funds

Ryan and Andy are preparing to run Jolie Rogers full time in 2021 which will increase the volume of sales dramatically. To efficiently execute this volume of sales, the business will need a company van and a mobile vendor unit.

- We will invest in a professional looking van with our logo on it to better transport our gear to and from events.

- Build out a push cart style mobile vendor unit that will greatly increase where we are able to set up and sell oysters, especially in the Portland ME market.
- Any additional funds raised over $20,000 will be used as working capital
- A strong 2021 season will set us up to invest in our own oyster farm in 2022

Our Story

When Ryan Jolie and Andy Rogers met working at a raw bar in Portsmouth NH, the combination of their last names was too good to ignore. Joining the two names like a nautical law firm, Jolie Rogers was born.

- Starting with nothing but an oyster knife and an excellent source of oysters, Ryan and Andy began shucking at breweries and events.
- Adding Nate Gruen to our team, we are preparing to invest in our own oyster farming operation in 2022
- Long term, Jolie Rogers is planning to purchase a large piece of land on the ocean and build an event space overlooking the water.

Oyster Sustainability

An oyster's food source is the ambient microorganisms suspended in the water column, which means there are no inputs like other forms of food production. Just attentive care for the oysters and their watershed. Apart from the low cost of growing the animals, the true sustainability of the practice lies in the feeding habits of the oysters themselves. Each mature oyster can filter up to fifty gallons of seawater every day, and help regulate the nitrogen in our waterways. When that number is compounded across tens of thousands of oysters in multiple watersheds, it becomes clear that the cultivation of these animals will have a major positive impact on the future health of our oceans.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	February 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$30,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Professional Van with Jolie Rogers logo	$15,000	$15,000
Mobile Vendor Unit	$3,800	$3,800
Working Capital	$0	$9,400
Mainvest Compensation	$1,200	$1,800
TOTAL	$20,000	$30,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 7.5%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.65 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.48%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 7.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	5.0%
$22,500	5.6%
$25,000	6.2%
$27,500	6.9%
$30,000	7.5%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.65x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Andrew Rogers	50%
Ryan Jolie	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Jolie Rogers LLC's fundraising. However, Jolie Rogers LLC may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$102,000	$112,200	$123,420	$135,762	$149,338
Cost of Goods Sold	$33,660	$37,026	$40,728	$44,800	$49,279
Gross Profit	$68,340	$75,174	$82,692	$90,962	$100,059
EXPENSES					
Rent	$4,808	$4,928	$5,051	$5,177	$5,306
Insurance	$2,050	$2,050	$2,050	$2,050	$2,050
Repairs & Maintenance	$1,200	$1,200	$1,200	$1,200	$1,200
Salaries	$41,004	$45,104	$49,614	$54,575	$60,032
Permits	$890	$890	$890	$890	$890
Card Processing Fees	$3,060	$3,366	$3,702	$4,072	$4,479
Marketing	$2,040	$2,244	$2,468	$2,715	$2,986
Operating Profit	$13,288	$15,392	$17,717	$20,283	$23,116

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$10,581.86	$0
Cash & Cash Equivalents	$7,468.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$5,585.00	$0
Long-term Debt	$0	$0
Revenues/Sales	$20,380.00	$0
Cost of Goods Sold	$11,723.27	$0
Taxes Paid	$0	$0
Net Income	$7,430.43	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V